Filed by ConocoPhillips
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended
Subject Company: Burlington Resources Inc.
Commission File No.: 1-9971
The following slides, posted on the internal website of Burlington Resources on January 16, 2006, accompanied a presentation by John Lowe, Executive Vice President, Planning, Strategy & Corporate Affairs of ConocoPhillips to Burlington Resources employees at a Town Hall meeting held January 11, 2006.

John Lowe Executive Vice President Planning, Strategy & Corporate Affairs January 11, 2006

Global Reward Principles Attract, retain, motivate, and reward a highly-qualified, diverse, global workforce Allow employees to share in business success Provide compensation at, above, or below industry norms depending on relative business and individual performance Link rewards system to performance management process Reinforce alignment of goals, effort, and results among global workforce Tie rewards to leadership principles, purpose and values Benchmark against integrated petroleum companies and other large industrial companies as appropriate Include monetary and non-monetary forms of recognition

Compensation Two major components Base Salary Opportunity for Annual Salary Adjustments Variable Cash Incentive (VCIP) 50% Corporate 50% Business Unit Compensation targeted at median of peers Payouts can be higher or lower depending on performance

VCIP Structure Peer Group - Shareholder Return & ROCE ExxonMobil, Shell, BP, Chevron & Total Corporate ROCE TSR HSE Business Major Award Units 2 Metrics HSE Target Award as % of Salary 50% Weight 50% Weight Mgmt Committee Assessment Potential Award 0 - 200% Final Award % Salary X Salary Individual Performance Adjustment Potential Award +/- 50% Final Award Salary External Benchmarks Internal Equity

VCIP Historical Payout % of VCIP Target * - Conoco / Phillips merger year, same payout for all employees 2002* 2003 2004 Total* 0.9 Corporate 0.935 0.985 BU Average 0.585 0.715 1 1 90% 152% 170% Target ROCE N/A 1st 1st TSR NA 1st 1st

Benefit Plans COP offers a very competitive "Benefits package" with several components: Retirement Plan Savings Plan Insurance Benefits Other Benefits

Benefit Plans Competitive "value" comparison: COP benefits valued at 100% - very competitive with peers On a relative basis, BR's benefit program would be rated 92% Major differences COP very high savings matching COP higher Cash Balance credits COP Company contributions to retiree medical Notes: Comparison based on COP's and BR's 2004 submissions to an outside consultants' survey/actuarial model Values set based on company contributions to benefits

Retirement Plan For BR employees continuing with COP: The BR FAE (Final Average Earnings) Plan formula will be continued for BR employees now participating BR service recognized for eligibility, vesting & benefits The BR Cash Balance formula will be continued for BR employees now participating, at least until a transition date BR service recognized for eligibility, vesting & benefits

Savings Plan BR employees continuing with COP will be eligible to participate in Savings Plan Immediately 100% vested Total targeted company match is 9.25%, with only a 2.25% employee deposit required Company savings match and employee savings contributions may be invested in 30 diverse investment funds Withdrawals, exchanges and loans available

Medical Coverage COP offers a choice of several medical options: Primary Preferred Provider Organization (PPO) Must use in-network providers for in-network reimbursement High Deductible Health Plan PPO (HDHP) Network discounts available; higher deductibles and out-of-pockets, can establish a Health Savings Account (HSA) Traditional Coverage Comprehensive, no network restrictions Exclusive Provider Organization (EPO) Similar to an HMO, must use Primary Care Provider (PCP) for all services and obtain referral to see a specialist, no out of network benefits Not available in all locations; availability based on home zip code HMOs Not available in all locations - based on home zip code

Subsidized Retiree Medical Retiree Medical and Life coverages Available at 50 years of age with 10 years service and 65 age plus service points Eligible BR employees' BR service will be recognized COP shares the cost of retiree medical with COP retirees Retirees may purchase retiree life at active employee group rates until age 65

Other Insurance Benefits Basic Term Life Insurance (1x annual pay provided by company at no cost to the employee) Supplemental Term Life Insurance (up to 5x pay) Dependent Term Life insurance (two options) Occupational Accidental Death Insurance ($500,000 provided by company at no cost to the employee) Personal Accidental Death Insurance for employee and spouse Long-Term Disability Insurance Long-Term Care Insurance Flexible Spending Accounts (Health & Dependent Care)

Bridging Other Benefits BR service will be recognized for these benefits. Short-Term Disability Pay (up to 52 weeks at 100% or 60% of pay depending on service) Vacation Pay (2 to 6 weeks, depending on service) Paid Holidays (primarily 10 - depends on work schedule and local work practices) Illness or Death in Immediate Family Time Off Leave of Absence (disability, military, education, personal) Tuition Refund (90%, excluding textbooks) Flexible Work Schedule in some locations

Disclaimer This is a high-level overview of ConocoPhillips compensation and benefit plans, programs and policies, intended to serve as an orientation for Burlington Resources employees. If there are any discrepancies between this presentation and the official plan, program or policy documents, the terms of the official plan, program or policy documents will govern actual compensation and benefits. ConocoPhillips reserves the right to amend, modify or terminate any of the plans, programs or policies at any time with or without notice. Participation in the savings plan is offered only through the Summary Plan Description /prospectuses for the plan.

Integration Structure Resource Needs: Communications Coordination Legal Deal Closure linked to Integration, but managed separately Executive Sponsors: Jim Mulva & Bobby Shackouls Integration Management Office Team Leads: Lowe & Limbacher Human Resources Shared Services Finance Legal Operations Corporate Affairs 37 Sub teams Key Interfaces with Executive Management Deal Closure: FTC S-4 Filing Shareholder Approval Integration teams Commercial